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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                     November 2004

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Press Release, November 29, 2004

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Alamos Gold Inc.	Suite 1503, 110 Yonge Street Toronto, Ontario Canada M5C 1T4 Telephone: (416) 368-9932 Facsimile: (416) 368-2934 Email: info@alamosgold.com Website: www.alamosgold.com Trading Symbol: AGI TSX

Monday, November 29th, 2004

First Drill Results Prove Positive on Alamos Gold’s New Realito Property

Toronto, Ontario – November 29, 2004 -  Alamos Gold Inc. (Alamos) is pleased to announce results from a fourteen-hole (2235m) reverse circulation drilling program on its 100% owned El Realito project, located 14km northwest of the Mulatos deposit, in eastern Sonora, Mexico.  It is the first project drilled of nine defined target areas outside of the immediate Mulatos deposit area, and the first drilling program completed on the El Realito property. Nine of the fourteen holes drilled encountered significant intercepts of oxidized gold mineralization. Hole RE007 encountered 24 meters of gold mineralization grading 5.98 grams. The following table summarizes the assay results:

EL REALITO DRILL HOLE COMPOSITE INTERVALS

DRILL HOLE (Azimuth/ Inclination)	TOTAL DEPTH (m)	FROM (m)	TO (m)	INTER- VAL (m)	GOLD (g/t)	Lithology/alteration/oxidation
04RE002 (0/-90)	250.0	88.41	92.99	4.58	0.61	Dacitic fragmental unit with strong vuggy silica; 100% oxidized.
04RE003 (310/-60)	298.8	103.66 115.85	112.78 121.95	9.12 6.1	2.205 1.67	Dacitic fragmental unit with strong vuggy silica; 100% oxidized. Lower composite interval had 1.5m no recovery within mineralized zone.
04RE004 (0/-90)	231.7	86.89	102.13	15.24	2.24	Dacite porphyry with strong silica-alunite-dickite alteration; moderately oxidized.
04RE005 (283/-60)	182.93	22.86 129.57 144.82	33.54 140.24 149.39	10.68 10.67 4.57	2.60 1.95 1.30	Dacitic fragmental unit with strong dickite+silica alteration; 100% oxidized.
04RE006 (300/-50)	265.24	118.9	125.0	6.1	0.676	Dacite porphyry with strong vuggy silica and alunite; 75% oxidized.
04RE007 (340/-60)	128.05 Includes	39.63 41.16	64.02 53.35	24.39 12.19	5.98 10.50	Dacitic fragmental unit with strong vuggy silica; 100% oxidized.
04RE010 (290/-60)	176.83	60.98 123.48 152.44	64.02 146.34 164.63	3.04 22.86 12.19	1.85 3.24 1.47	Dacitic fragmental unit and dacite porphyry with strong vuggy silica; 100% oxidized.
04RE011 (340/-60)	91.46	7.62	18.29	10.67	1.505	Dacitic fragmental unit with strong vuggy silica; 100% oxidized.
04RE014 (0/-65)	152.44	86.87 111.25	91.44 118.87	4.57 7.62	2.82 4.52	Dacite porphyry with moderate vuggy silica; 90-100% oxidized.

The El Realito project is unique in the Mulatos district in that it contains an extensive area of intense hematitic oxidation with local visible gold in outcrop.  Rock chip sampling and geologic mapping completed previously, indicate gold-anomalous alteration extends for over 600m of strike length, with apparent zone widths ranging from 50 to 150m. Historic mine workings are present throughout a 400m length of the zone, including the El Realito gold mine. Alamos Gold has a large exploration database on the project area resulting from earlier exploration activities, which includes airborne geophysics, detailed geologic mapping, channel sampling, and grid rock chip and soil sampling data. Rock chip and channel samples contain gold concentrations up to 39.9 g/t. The Realito mineralized zone occurs within an alunite-dickite-kaolinite alteration assemblage at the intersection of northeast- and northwest-trending altered/mineralized structural trends. The occurrence of native gold with pervasive hematite and iron oxides at El Realito is very similar to the mode of occurrence of the El Sauzal deposit in Chihuahua.

The drill hole intercepts appear to define two shallowly dipping zones of mineralization over 250m of strike length. An additional gold occurrence was intersected by hole 04RE014 at the edge of the drilled area. The primary zone hosting gold is believed to be northeast-trending and moderately southeast dipping, although northwest structure, stratigraphy, and low- to high-angle oxidation fronts are also believed to influence gold distribution. Additional drilling and mapping are being planned to more accurately determine gold controls and distribution. Drill holes were predominately angle holes sited well above the northeast-trending mineralized zone. Abundant very fine-grained visible gold was panned out of drill cuttings from drill hole 04RE007.

The drill holes were spread out over 400m of zone strike length, and were confined to a small mining concession purchased by Alamos Gold earlier this year. The recent acquisition of the 1,675-hectare Puebla concession places the remainder of the mineralized zone under Alamos Gold control and will allow for follow-up drilling of mineralization extensions and additional drill targets. Grid rock chip and soil sampling indicate four separate undrilled gold anomalies outside of the immediate project area, with two anomalies having +2.5 ppm gold values in grid rock chip samples. Recently completed drill roads exposed gold-anomalous intensely oxidized alteration 175m east of the drill area. A follow-up drill program is being planned to offset the Phase I drilling program intercepts and test the numerous targets outside of the initial drill area. An exploration agreement is in place with the Matarachi Ejido to cover all exploration activities on the eastern half of the Puebla concession.

A second large area of gold-anomalous advanced argillic alteration with up to 100m of vertical exposure is located one kilometer southwest of the Realito project. A large airborne resistivity anomaly is coincident with the altered area similar to that associated with the Mulatos deposit and is inferred to reflect underlying silicic alteration. The altered area and geophysical anomaly are continuous with the La India and La Cruz/Viruela project areas currently being explored by Grayd Resources. No drilling has been completed in the prospective area.

The El Realito drilling program was carried out under the direction of Ken Balleweg, B.Sc. Geological Engineering, M.S.Geology, Alamos' Exploration Manager and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol were followed.  Sample intervals are 1.5 m.  Two splits of reverse circulation cuttings were taken on site, with one split sent to BSI Inspectorate Laboratories in Durango, Mexico for sample preparation and then to Reno, Nevada for analysis.  The second split is saved in secure facilities at the on-site exploration camp. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. A 0.5g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5m interval of sub-0.5 g/t materia

Drill hole intercepts in holes 04RE007, 04RE004, 04RE003, and 04RE005 were subject to a second round of assays, with results confirming the gold-bearing intercepts. In addition, the second splits from all gold intercepts are being subject to independent 1000-gram screen fire assays to test coarse gold distribution.

A map of drill hole locations can be accessed at the following website: www.alamosgold.com

Alamos Gold common shares trade on the TSX under the symbol “AGI”

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

_____________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

November 29, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary